SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)1

                     InterNAP Network Services Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45885A102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 14, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_| Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------                                            ------------------
CUSIP No. 45885A10                    13G                     Page 2 of 19 Pages
------------------                                            ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY         6.  SHARED VOTING POWER      17,089,013
       OWNED BY
         EACH             ------------------------------------------------------
      REPORTING           7.  SOLE DISPOSITIVE POWER          -0-
     PERSON WITH
                          ------------------------------------------------------
                          8.  SHARED DISPOSITIVE POWER 17,089,013

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,089,013
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.72%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                            ------------------
CUSIP No. 45885A10                    13G                     Page 3 of 13 Pages
------------------                                            ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE CAPITAL III, INC.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
       SHARES             ------------------------------------------------------
    BENEFICIALLY          6.  SHARED VOTING POWER      16,607,566
      OWNED BY
        EACH              ------------------------------------------------------
      REPORTING           7.  SOLE DISPOSITIVE POWER          -0-
     PERSON WITH
                          ------------------------------------------------------
                          8.  SHARED DISPOSITIVE POWER 16,607,566
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,607,566
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.42%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                            ------------------
CUSIP No. 45885A10                    13G                     Page 4 of 13 Pages
------------------                                            ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY         6.  SHARED VOTING            16,066,222
       OWNED BY
         EACH             ------------------------------------------------------
      REPORTING           7.  SOLE DISPOSITIVE POWEER         -0-
     PERSON WITH
                          ------------------------------------------------------
                          8.  SHARED DISPOSITIVE OIWER 16,066,222
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,066,222
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.08%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         OO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                            ------------------
CUSIP No. 45885A10                    13G                     Page 5 of 13 Pages
------------------                                            ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
       SHARES             ------------------------------------------------------
    BENEFICIALLY          6.  SHARED VOTING POWER      14,096,103
      OWNED BY
        EACH              ------------------------------------------------------
      REPORTING           7.  SOLE DISPOSITIVE POWER          -0-
     PERSON WITH
                          ------------------------------------------------------
                          8.  SHARED DISPOSITIVE POWER 14,096,103

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,096,103
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.84%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                            ------------------
CUSIP No. 45885A10                    13G                     Page 6 of 13 Pages
------------------                                            ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   ---
         MORGAN STANLEY VENTURE INVESTORS III, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5. SOLE VOTING POWER                -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY         6.  SHARED VOTING POIWER      1,353,417
       OWNED BY
         EACH             ------------------------------------------------------
      REPORTING           7.  SOLE DISPOSITIVE POWER          -0-
     PERSON WITH
                          ------------------------------------------------------
                          8.  SHARED DISPOSITIVE        1,353,417

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,353,417
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.85%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                            ------------------
CUSIP No. 45885A10                    13G                     Page 7 of 13 Pages
------------------                                            ------------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
       SHARES             ------------------------------------------------------
    BENEFICIALLY          6.  SHARED VOTING POWER         616,702
      OWNED BY
        EACH              ------------------------------------------------------
      REPORTING           7.  SOLE DISPOSITIVE POWER          -0-
     PERSON WITH
                          ------------------------------------------------------
                          8.  SHARED DISPOSITIVE POWER    616,702
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         616,702
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.39%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     InterNAP Network Services Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     601 Union Street, Suite 1000, Seattle, Washington 98101

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley Dean Witter & Co. ("MSDW")

     Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.")

     Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.")

     Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.")

     Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.")

     The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c). Citizenship:

     The citizenship of MSDW, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is Delaware.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number:

           45885A102

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) |_| Investment company registered under Section 8 of the Investment Company Act;

          (e)  |_| An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

        (a) Amount beneficially owned:

     As of September 14, 2001: (1) MSVC III, Inc. owned directly 541,344 shares of Common Stock; (2) MSVP III, L.P. owned directly 14,096,103 shares of Common Stock, (3) MSVI III, L.P. owned directly 1,353,417 shares of Common Stock, and
(4) the Entrepreneur Fund owned directly 616,702 shares of Common Stock.

     MSVP III, L.L.C., is the General Partner of MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund (collectively, the "Funds") and, as such has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Common Stock held by the Funds. MSVC III, Inc. is the institutional managing member of MSVP III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of MSVC III, L.L.C. Therefore, MSVC III, Inc. may be deemed to have beneficial ownership of the 16,066,222 shares of Common Stock held by the Funds in addition to the 541,344 shares of Common Stock it holds directly. MSDW, as the sole shareholder of MSVC III, Inc., controls the action of MSVC III, Inc. Certain wholly-owned subsidiaries of MSDW (the "MSDW Subsidiaries") beneficially own an additional 481,447 shares of Common Stock, which holdings constitute less than 1% of the outstanding Common Shares and therefore are not reported separately. Therefore, MSDW may be deemed to have beneficial ownership of the 17,089,013 shares of Common Stock held by the MSDW Subsidiaries, the Funds and the shares of Common Stock held directly by MSVC III, Inc.

     (b)  Percent of class: (1)

     Morgan Stanley Dean Witter & Co.                  10.72% of the Common Shares
     Morgan Stanley Venture Capital III, Inc.          10.42% of the Common Shares
     Morgan Stanley Venture Partners III, L.L.C.       10.08% of the Common Shares
     Morgan Stanley Venture Partners III, L.P.         8.84% of the Common Shares
     Morgan Stanley Venture Investors III, L.P.        0.85% of the Common Shares
     The Morgan Stanley Venture Partners               0.39% of the Common Shares
     Entrepreneur Fund, L.P.

-------------------

(1) Based on the 150,555,935 outstanding shares of Common Stock reported to be outstanding as of August 9, 2001 on the Proxy Statement filed with the SEC on August 10, 2001.

(c)  Number of shares as to which such person has:

                                                                                          (iii)                    (iv)
                                    (i)                      (ii)              Sole power to dispose or   Shared power to dispose
                         Sole power to vote or to   Shared power to vote or   to direct the disposition      or to direct the
                             direct the vote           to direct the vote                of                   disposition of
                         ------------------------   -----------------------   -------------------------   -----------------------
Morgan Stanley Dean               - 0 -                    17,089,013                   - 0 -                   17,089,013
Witter & Co.
Morgan Stanley Venture            - 0 -                    16,607,566                   - 0 -                   16,607,566
Capital  III, Inc.
Morgan Stanley Venture            - 0 -                    16,066,222                   - 0 -                   16,066,222
Partners III, L.L.C.
Morgan Stanley Venture            - 0 -                    14,096,103                   - 0 -                   14,096,103
Partners III, L.P.
Morgan Stanley Venture            - 0 -                     1,353,417                   - 0 -                   1,353,417
Investors III, L.P.
The Morgan Stanley                - 0 -                      616,702                    - 0 -                    616,702
Venture Partners
Entrepreneur Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.   Identification and Classification of Members of the Group.

     Not applicable

Item 9.   Notice of Dissolution of Group.

     Not applicable

Item 10.  Certifications.

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     Date: September 24, 2001

                                     MORGAN STANLEY DEAN WITTER & CO.


                                     By: /s/ Peter Vogelsang
                                        ----------------------------------------
                                        Name:  Peter Vogelsang
                                        Title: Authorized Signatory



                                     MORGAN STANLEY VENTURE CAPITAL III, INC.


                                     By: /s/ Debra Abramovitz
                                        ----------------------------------------
                                        Name:  Debra Abramovitz
                                        Title: Vice President and Treasurer



                                     MORGAN STANLEY VENTURE PARTNERS III,
                                     L.L.C.

                                     By: Morgan Stanley Venture Capital III, Inc.,
                                         as Institutional Managing Member


                                     By: /s/ Debra Abramovitz
                                        ----------------------------------------
                                        Name:  Debra Abramovitz
                                        Title: Vice President and Treasurer




                                 Page 12 of 13



                                     MORGAN STANLEY VENTURE PARTNERS III, L.P.

                                     By: Morgan Stanley Venture Partners III, L.L.C.,
                                         as General Partner

                                     By: Morgan Stanley Venture Capital III, Inc.,
                                         as Institutional Managing Member of the General
                                         Partner


                                     By: /s/ Debra Abramovitz
                                        ----------------------------------------
                                        Name:  Debra Abramovitz
                                        Title: Vice President and Treasurer



                                     MORGAN STANLEY VENTURE INVESTORS III, L.P.

                                     By: Morgan Stanley Venture Partners III, L.L.C.,
                                            as General Partner

                                     By: Morgan Stanley Venture Capital III, Inc.,
                                            as Institutional Managing Member of the General
                                            Partner


                                     By: /s/ Debra Abramovitz
                                        ----------------------------------------
                                        Name:  Debra Abramovitz
                                        Title: Vice President and Treasurer



                                     THE MORGAN STANLEY VENTURE PARTNERS
                                     ENTREPRENEUR FUND, L.P.

                                     By: Morgan Stanley Venture Partners III, L.L.C.,
                                         as General Partner

                                     By: Morgan Stanley Venture Capital III, Inc.,
                                         as Institutional Managing Member of the General
                                         Partner


                                     By: /s/ Debra Abramovitz
                                        ----------------------------------------
                                        Name:  Debra Abramovitz
                                        Title: Vice President and Treasurer

                                                                       EXHIBIT 1

                                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of InterNAP Network Services Corporation, a Washington corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this September 24, 2001.

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.


MORGAN STANLEY DEAN WITTER & CO.

By:  /s/ Peter Vogelsang
     -------------------------------------------------------
     Name:  Peter Vogelsang
     Title: Authorized Signatory


MORGAN STANLEY VENTURE CAPITAL III, INC.

By:  /s/ Debra Abramovitz
     -------------------------------------------------------
     Name:  Debra Abramovitz
     Title: Vice President and Treasurer


MORGAN STANLEY VENTURE PARTNERS III, L.L.C
 .
By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member

By:  /s/ Debra Abramovitz
     -------------------------------------------------------
     Name:  Debra Abramovitz
     Title: Vice President and Treasurer

MORGAN STANLEY VENTURE PARTNERS III, L.P.

By:  Morgan Stanley Venture Partners III, L.L.C.,
     as General Partner

By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member of the General Partner

By:  /s/ Debra Abramovitz
     -------------------------------------------------------
     Name:  Debra Abramovitz
     Title: Vice President and Treasurer


MORGAN STANLEY VENTURE INVESTORS III, L.P.

By:  Morgan Stanley Venture Partners III, L.L.C.,
     as General Partner

By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member of the General Partner

By:  /s/ Debra Abramovitz
     -------------------------------------------------------
     Name:  Debra Abramovitz
     Title: Vice President and Treasurer


THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.

By:  Morgan Stanley Venture Partners III, L.L.C.,
     as General Partner

By:  Morgan Stanley Venture Capital III, Inc.,
     as Institutional Managing Member of the General Partner

By:  /s/ Debra Abramovitz
     -------------------------------------------------------
     Name:  Debra Abramovitz
     Title: Vice President and Treasurer